SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF) No. 33.042.730/0001-04

State Registry (NIRE) 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional (BOVESPA: CSNA3; NYSE: SID) (“CSN” or “Company”), due to the subpoena of the Federal Court of Volta Redonda/RJ, issued on December 11, 2017, establishing the disclosure of a material fact with information referring to the Official Letter SEA/CECA/INEA 002/2017, issued by Rio de Janeiro’s environmental authorities on December 1st (“Notice 02/2017”), provides clarifications on the following:

The said Notice 02/2017 was impaired, given that the Environmental Authorization was subsequently obtained through CECA/CFL Resolution No. 6141 of December 7, 2017, maintaining provisionally the Presidente Vargas Plant (“UPV”) in full operation for 180 days, by which a definitive solution to the question should be obtained.

The court ruling has already been complied with, since the Company provided the necessary clarifications to the market and to the shareholders in a material fact published on December 8, 2017. The full content of CECA Resolution can be found in the Official Gazette of the State of Rio de Janeiro of December 8, 2017, on page 13.

The Company will keep the market up to date on the development of the discussions with the environmental authorities.

São Paulo, December 13, 2017.

David Moise Salama

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 13, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.